Third Quarter 2009 Earnings Call
November 11, 2009

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’
‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties.
These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
 Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2008 filed with the SEC on March 13, 2009
  EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided
 EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9%
 First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by
 GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

(In $ 000's)	3Q 09	3Q 08	% Change	9 months to 30-sep-09	9 months to 30-sep-08
Revenues	$58,472	$84,648	-31%	$171,169	$232,143
EBITDA[1]	$14,349	$30,589	-53%	$49,495	$93,824
Net income	($4,180)	$15,065	-	($3,652)	$44,118
EPS	($0.14)	$0.46	-	($0.12)	$1.35
Ex-items					
Non-Cash (Gains) Losses on FFAs	-	-	-	-	(11,719)
Provision for possible one-time penalty on *UP Rubi* Time Charter	1,500	-	-	1,500	-
Income Tax on Exchange Variance Provision (2)	1,890	(3,938)	-	5,068	(1,559)
Adjusted EBITDA [1]	$15,849	$30,589	-48%	$50,995	$82,105
Adjusted Net Income [1]	($790)	$11,127	-	$2,916	$30,840
Adjusted EPS (In $)	($0.03)	$0.34	-	$0.10	$0.94

(1) A reconciliation of non-GAAP to GAAP financial measures is included in the Annex to this Presentation
(2) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply
 Business
Ultrapetrol’s 3Q 09 vs. 3Q 08 & Subsequent Events Highlights
➢ 3Q 09 Net Income includes a $1.9 million loss due to a provision on income tax attributable to unrealized foreign currency gains in our Brazilian subsidiary(2)
➢ As of September 30, 2009, we held cash & cash equivalents of $41.9 million
➢ Signed on August 20, 2009, an $18.7 million loan with BNDES 17-year term, 3% fixed interest to finance the UP Rubi
➢ On August 7, 2009, we took delivery of the sixth PSV in our Offshore Supply Business fleet, UP Rubi and subsequently delivered it to Petrobras on August 18, 2009, under a 4-year time charter

RIVER BUSINESS

(In $ 000's unless indicated otherwise)	3Q 09	3Q 08	% Change
Volume loaded (metric tons)	769,573	1,196,846	-36%
Revenues	$20,400	$38,664	-47%
Fuel Expense	(6,341)	(15,568)	-59%
Other Voyage Expenses[1]	(3,382)	(5,810)	-42%
Running costs	(7,418)	(10,160)	-27%
G&A	(2,139)	(2,722)	-21%
Other operating income	132	683	-81%
Net income attributable to noncontroling interest	29	(196)	-
Other, net	(248)	(124)	100%
Segment EBITDA[2]	$1,033	$4,767	-78%

River Business 3Q 09 Highlights
(1) Other Voyage Expenses = Voyage Expenses - Fuel Expense
(2) A reconciliation of non-GAAP to GAAP financial measures is included in the Annex to this Presentation
➢ Revenue decreased more than proportionally to volume loaded primarily because of the effect of fuel pass-through clauses in our COAs
➢ Fuel Expense reduced more than proportionally to volume loaded and revenues due to lower prices and more efficient consumption per ton
➢ Running costs as well as G&A are relatively fixed and generally not sensitive to cargo volumes. In 3Q
2009 through company-wide efforts both G&A and Running Costs were reduced considerably but still less than proportionally to volumes and revenues

3Q 09 vs. 3Q 08 - Breakdown per Ton Transported
Effect of reduction of volume loaded on cost per ton carried	Difference 3Q 09 vs. 3Q 08	Difference 9-m 09 vs. 9-m 08
Decrease (Increase) in Other Voyage Expenses (Excluding Fuel)	$0.46 or 9%	($0.51) or 13%
(Increase) in Running Costs	($1.15) or 14%	($1.34) or 17%
Total increase in Operating Costs (Excluding Fuel )	($0.69) or 5%	($1.85) or 16%
(In $ / Ton)	3Q 09	3Q 08	Difference	9-m 09	9-m 08	Difference
Average Freight Rate	$23.74	$30.36	-21.8%	$22.89	$28.08	-18.5%
Difference	($6.62)			($5.19)
Of which
Fuel adjustment explains	($4.64) or 70%			($4.33) or 83%
Average price decreases and cargo mix explain	($1.98) or 30%			($0.86) or 17%
➢ The increase in costs on a per ton basis we have experienced in 2009, despite significant efficiency gains, reflects mainly the effect of the fixed cost component of expenses in our River Business. With higher volumes loaded costs / ton should decrease significantly

Paraguay: Soybean Seeded Area & Production(1)
Mill. Hectares / Mill. Tons
8
7
6
5
4
3
2
1
0
2.4
5.9
2.6
6.9
2.6
3.9
2.8
6.7
2007
2008
2009
2010 Est.
Seeded Area
Production

River Business 3Q 09 Overview and Outlook
(1) Source: FAS - USDA
(2) Source: Capeco statistics - www.capeco.org.py
7.2
➢ IF RAINFALL IN 2010 RECOVERS TO NORMAL LEVELS THEN THE PRODUCTION OF SOYBEAN
SHOULD BE SIMILAR TO LEVELS EXPERIENCED IN PREVIOUS YEARS
➢ IRON ORE à REDUCED VOLUMES TRANSPORTED IN 2009 DUE TO WEAK PRODUCTION OF IRON
ORE MINES IN CORUMBA AND VERY LOW WATER LEVELS ON THE HIGH PARAGUAY RIVER. HOWEVER,
PRODUCTION IS NORMALIZING AND EXPORT ACTIVITY HAS SLOWLY RECOMMENCED SO 2010
VOLUMES MAY INCREASE
▪ Paraguayan soybean production ( as well as
soybean production in the region) has suffered
from a severe drought in 2009 à USDA estimates
a production of 3.9 million tons for 2009 (a loss of
3.3 million tons from previous estimates)
▪ Private estimates and export statistics to date
indicate that total crop in Paraguay could be as
low as 3 million tons only(2)
Original USDA
estimate for 2009

River Business Strategy for 2010
➢ Fleet:
- Re-engining taking place as planned - new pushboat Zonda I (largest in South
America) will enter service in first quarter 2010; another 3 pushboats undergoing conversion expected to be in service in 2010
- Re-bottoming program in progress à We aim at achieving maximum operational capacity of fleet in 1Q 2010 for a normalized crop
- The effect of the growth and efficiency initiatives in the River Business is expected to start to have an effect in 2010
➢ New Yard:
- Welding has commenced this week on a trial basis - full production stage before year end
- Initial trials have provided satisfactory results
- Reduced steel prices will result in lower costs per unit produced
➢ Conclusion:
- if rainfall is normal in 2010 and consequently crop is equal or larger than in 2008 we expect overall efficiency of fleet to provide strong financial results

OFFSHORE SUPPLY BUSINESS

(In $ 000's)	3Q 09	3Q 08	% Change
Revenues	$7,328	$13,019	-44%
Voyage expenses	(1,941)	(534)	263%
Running costs	(4,350)	(4,412)	-1%
G&A	(1,705)	(1,774)	-4%
Gain on derivative instruments	126	-	-
Net income attributable to noncontrolling interest	199	(439)	-
Other, net	12	(4)	-
Segment EBITDA	($331)	$5,856	-
plus Provision for possible one-time penalty on *UP Rubi* Time Charter	1,500	-	-
Adjusted Segment EBITDA [1]	$1,169	$5,856	-80%

Offshore Supply Business 3Q 09 Highlights
➢ Voyage expenses include a $1.5 million provision for a
possible penalty for late delivery of UP Rubi; if incurred, it represents 3% of the 4-year contract and may be payable
over the duration but loss is reflected entirely in 3Q 09
➢ Revenues and voyage expenses in the quarter were
negatively affected by loss of revenues and by the ballast
trip of the UP Topazio + re-registering in Brazil (40 days off hire in the 3Q 09) where vessel repositioned to enter into a
3 year contract with Petrobras
➢ UP Esmeralda / UP Safira in the North Sea had lower spot
market earnings. These ships have participated
successfully in a Petrobras tender for a 3 year contract in
Brazil and are now awaiting award and agreement of
contract terms
➢On August 7, 2009, we took delivery of the sixth PSV in
our Offshore Supply Business fleet, UP Rubi and
subsequently delivered it to Petrobras on August 18, 2009
under a 4-year time charter
➢ UP Topazio, UP Agua-Marinha and UP Diamante have
been chartered at improved rates to Petrobras for 3 years
➢ During the quarter we paid the third installment for two of the four PSVs under construction in India, and have recently paid the fourth installment (launching) for the two PSVs
under construction in China
(1) A reconciliation of non-GAAP to GAAP financial measures is included in the Annex to this Presentation

Vessel	Deck Area	Expected Delivery
UP Jasper	1,020 m^2	1Q 2010
UP Turquoise	1,020 m^2	1Q 2010 / 2Q 2010
Indian PSV 1	840 m^2	3Q 2010
Indian PSV 2	840 m^2	4Q 2010
Indian PSV 3	840 m^2	4Q 2010
Indian PSV 4	840 m^2	1Q 2011

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / day
31,414
24,185
8,527
24,524
3Q 08
3Q 09
North Sea Fleet
Brazilian Fleet

11

Offshore Supply Business 3Q 09 overview and outlook
▪ Our fleet is very well positioned to profit from Brazilian emerging market and four of our vessels were committed to long term charters during the quarter to Petrobras
➢ Brazilian Market
✓ Four Brazilian-flagged vessels chartered to
Petrobras at attractive levels for 3 to 4 years
✓ Expansion of Brazilian market requires
additional, modern, large DP vessels
➢ North Sea Market
✓ Low spot market adversely affected the earnings
of two of our PSVs which came out of their term
charters during the quarter
✓ UP Topazio repositioned during the quarter -
already under a Long Term Charter to Petrobras in
Brazil
✓ Q3 09 North Sea spot rates were significantly
lower than Q3 08 level. Financial crisis reduced
demand creating a spot temporary excess capacity
in areas like North Sea
✓ Possibility of repositioning our remaining 2
PSVs currently operating in the North Sea in Brazil
Newbuildings’ Expected Deliveries(1)
(1) These dates are practical estimates of commencement of service and do not reflect contractual delivery dates
(2) Excludes one-time late delivery penalty on UP Rubi and repositioning of Topazio from NS Fleet
North Sea & Brazilian Fleets TC Rates(2)

OCEAN BUSINESS

(In $ 000's)	3Q 09	3Q 08	% Change
Revenues	$30,744	$32,965	-7%
Voyage Expenses	(6,772)	(1,539)	340%
Running Costs	(7,917)	(9,865)	-20%
G&A	(2,456)	(1,818)	35%
Other operating income	-	584	-
Gains on derivatives, net	-	-	-
Investment in affiliates	(12)	(5)	140%
Net income attr. to non controlling int.	-	1	-
Other, net	38	-	-
Segment EBITDA [1]	$13,625	$20,323	-33%

ALEJANDRINA

Ocean Business 3Q 09 Highlights
➢ Currently operating five product tankers 4 of which are chartered on long term basis to oil majors in
South America
➢ Three of them (Amadeo, Miranda I, and Alejandrina) have renewed their employments until 2011-2012
➢ Provide stable cash flow and consolidate our presence in the region
Product Tanker Fleet
Our Capesize fleet operated
during the 3Q 09 under COAs
(vs. TC in 3Q 08). Additionally,
we took delivery of our new
Tanker Mediator I in April 09
Mostly as a result of lower
Capesize rates in 3Q 09 offset
by higher FFA revenues
(1) A reconciliation of non-GAAP to GAAP financial measures is included in the Annex to this Presentation

Capesize Fleet Gross Profit Contribution(1)
$ Million
90
80
70
60
50
40
30
20
10
0
16.6
24.3
79.8
48.5
31.4
2006
2007
2008
2009Est.
2010Est.

BFA curve as of 6-Nov-09
USD/day
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
Actual
Future Curve
2-Dec-08
13-Jan-09
16-Feb-09
20-Mar-09
27-Apr-09
2-Jun-09
6-Jul-09
7-Aug-09
11-Sep-09
15-Oct-09
Nov-09
Nov-09
Dec-09
Cal-2010
Cal-2011
Cal-2011
Cal-2012

Capesize Fleet 3Q 09 Overview & Outlook
3 Ships
3.1 Ships
4 Ships
4 Ships
3 Ships
(1) Please refer to slide 19 in our “Fourth Quarter and Fiscal 2008 Earnings Presentation” filed as 6-K with SEC on March 13, 2009 for 2006-2008 figures
(2) As from November 2009 - Basis 4 vessels in 2009 and 3 vessels in 2010
(3) GPC may be higher if our Capesize fleet operates 4 vessels in 2010. Current estimate use for the calculation 2010 BFA Curve as of 6-Nov-09
Industry overview:
➢ Capesize market has showed a substantial increase in 4CTC levels which if sustained will benefit our
Capesize fleet in 1Q 10 when our vessels complete their scheduled COA employments
➢ Cal 2010 is currently quoted @ $32,000 per day which shows underlying strength to the market
➢ Increasing cancellations and deletions may partially mitigate oversupply
➢ Fully covered for currently available Capesize fleet days for the remaining of 2009 and approximately
66% for 2010 (2)
(3)
4 Capesize Time Charter Route Average

(All figures in $ millions)	4Q 2009	2010
River Business		
Re-engining & Re-powering Project	11.9	5.3
Barge Building	2.4	17.5
Barge Re-bottoming	2.2	7.8
Total River Business	16.5	30.6
Offshore Supply Business		
4 PSVs Construction in India		30.8
2 PSVs Construction in China	10.5	11.6
Total Offshore Supply Business	10.5	42.4
Ocean Business		
Dry docks (Capesize fleet)	2.4	5.3
Total Ocean Business	2.4	5.3
Ultrapetrol Total Capital Expenditures	29.4	78.3

➢ 4Q 2009-2010 Total CAPEX = $107.7 million
➢ Cash & Cash Equivalents as of September 30, 2009 of $41.9 million
➢ Undrawn portion of DVB / Natixis Financing as of September 30, 2009: $69.5 million
➢ Undrawn new BNDES financing: $18.7 million
➢ Additional leverage capacity:
 • Chinese PSV’s newbuildings not mortgaged to any financing
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
CAPEX Program

(In $ 000's)	3Q 09	3Q 08	% change
Revenues			
Attributable to River Business	$20,400	$38,664	-47%
Attributable to Offshore Supply Business	7,328	13,019	-44%
Attributable to Ocean Business	30,744	32,965	-7%
Total revenues	58,472	84,648	-31%
Voyage expenses			
Attributable to River Business	(9,723)	(21,378)	-55%
Attributable to Offshore Supply Business	(1,941)	(534)	263%
Attributable to Ocean Business	(6,772)	(1,539)	340%
Total voyage expenses	(18,436)	(23,451)	-21%
Running costs			
Attributable to River Business	(7,418)	(10,160)	-27%
Attributable to Offshore Supply Business	(4,350)	(4,412)	-1%
Attributable to Ocean Business	(7,917)	(9,865)	-20%
Total running costs	(19,685)	(24,437)	-19%
Amortization of Dry Dock & Intangible Assets	(880)	(1,004)	-12%
Depreciation of Vessels and Equipment	(9,485)	(8,496)	12%
Administrative and commercial expenses	(6,300)	(6,314)	0%
Other operating income (expenses)	132	1,267	-90%
Operating Profit	$3,818	$22,213	-83%
Attributable to River Business	(2,186)	1,708	-228%
Attributable to Offshore Supply Business	(2,216)	5,049	-144%
Attributable to Ocean Business	8,220	15,456	-47%
EBITDA			
Attributable to River Business	1,033	4,767	-78%
Attributable to Offshore Supply Business	(331)	5,856	-106%
Attributable to Ocean Business	13,625	20,323	-33%
Discontinued Operations	(402)	(543)	-26%
Financial Income	69	186	-63%
Other financial expense	355	0	
EBITDA	$14,349	$30,589	-53%

Quarter-on-Quarter Ultrapetrol’s Income Statement

(In $ 000's, except share and per share data)	3Q 09	3Q 08	% Change
Segment Operating Profit	$3,818	$22,213	-83%
River Business	(2,186)	1,708	
Offshore Business	(2,216)	5,049	
Ocean Business	8,220	15,456	-47%
Financial Expenses	(5,728)	(7,956)	-28%
Other Financial Expenses	355	0	
Financial Income	69	186	-63%
Net Gains (Losses) on derivates, net	126	0	
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	216	(639)	
Other Income (Expense)	(198)	(128)	55%
Income Taxes	(2,432)	3,071	
Net income (loss) from continuing operation	($3,774)	$16,747	
Basic EPS from continuing operation	($0.13)	$0.51	
Income (loss) from discontinued operation	(406)	(1,682)	-76%
Basic EPS from discontinued operation	($0.01)	($0.05)	-80%
Net Income	($4,180)	$15,065	
Basic EPS	($0.14)	$0.46	
Basic weighted average number of shares	29,404,285	32,540,558	
Total EBITDA	$14,349	$30,589	-53%
Provision for Income Tax on Unrealized Foreign Currency Gains / Losses on USD-denominated Debt	1,890	(3,938)	
Provision for possible one-time penalty on *UP Rubi* time charter	1,500	0	
Adjusted EBITDA	$15,849	$30,589	
Adjusted Net Income	($2,290)	$11,127	
Adjusted Basic EPS	($0.08)	$0.34

Quarter-on-Quarter Ultrapetrol’s Income Statement (cont’d)

(In $ 000's)	At September 30, 2009	At December 31, 2008	% Change
ASSETS			
Cash & Cash Equivalents	$41,854	$105,859	-60%
Accounts Receivables	20,577	17,782	16%
Other Current Assets	59,853	84,271	-29%
Vessels and Equipment, Net	593,564	552,683	7%
Noncurrent Other Receivables	20,743	36,551	-43%
Noncurrent Restricted Cash	1,181	1,170	1%
Other Noncurrent Assets	27,056	26,743	1%
TOTAL ASSETS	$764,828	$825,059	-7%
LIABILITIES			
Accounts Payable	12,649	21,747	-42%
Accrued Interest	6,865	2,567	167%
Current Portion of Long-term Financial Debt	21,460	43,421	-51%
Other Current Liabilities	4,967	4,431	12%
Long-term Financial Debt	368,456	369,519	0%
Deferred Income Tax Liability	11,930	6,515	83%
Noncurrent Other Payables	0	0	
UPB Shareholder's Equity	333,505	371,889	-10%
Noncontrolling interest	4,996	4,970	1%
TOTAL LIABILITIES	$764,828	$825,059	-7%

Ultrapetrol’s Summary Balance Sheet

Thank You
Q & A

($000)	Three Months Ended Sep-09	Sep-08
Total cash flows provided by (used in) operating activities	7,179	26,667
Total cash flows (used in) investing activities	(26,537)	(736)
Total cash flows provided by (used in) financing activities	3,805	62,530
Net cash provided by (used in) operating activities from continuing operations	7,170	29,454
Net cash (used in) provided by operating activities from discontinued	9	(2,787)
Total cash flows provided by (used in) operating activities	7,179	26,667
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	(326)	9,565
Expenditure for dry docking	542	717
Income Taxes	2,432	(3,071)
Financial Expenses	5,728	7,956
Gain on derivatives, net	(236)	(12,116)
(Gain) on disposal of assets	-	-
Premium paid on redemption of preferred shares	-	-
Other adjustments	(559)	(1,373)
Adjustments from discontinued operations		
Increase / Decrease in operating assets and liabilities	(415)	2,001
Expenditure for dry docking	-	28
Income Taxes	-	-
Financial Expenses	4	215
(Gain) on disposal of assets	-	-
Other adjustments	-	-
EBITDA FROM CONTINUING OPERATIONS	14,751	31,132
EBITDA FROM DISCONTINUED OPERATIONS	(402)	(543)
CONSOLIDATED EBITDA	**14,349**	**30,589**

Cash flows from operating activities to EBITDA reconciliation
(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
ANNEX

($000)	Three Months Ended September 30, 2009			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	($2,186)	$(2,216)	$8,220	$3,818
Depreciation and amortization	3,438	1,548	5,379	10,365
Investment in affiliates / Net income attributable to non controlling interest	29	199	(12)	216
Gains on derivatives, net	-	126	-	126
Other Net	(248)	12	38	(198)
Segment EBITDA	$1,033	$(331)	$13,625	$14,327
Items not included in segment EBITDA				
Financial income				69
Other financial income				355
EBITDA continuing operations				$14,751
EBITDA discontinued operations				$(402)
Consolidated EBITDA				$14,349
Adjustments:				
Provision for possible one-time penalty on *UP Rubi* time charter		1,500		1,500
Adjusted EBITDA continuing operations				$16,251
Adjusted EBITDA discontinued operations				$(402)
Adjusted Consolidated EBITDA				$15,849

Segment operating profit (loss) to EBITDA reconciliation
ANNEX

(In $ 000's)	Third Quarter Ended September 30, 2008			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit	$1,708	$5,049	$15,456	$22,213
Depreciation and amortization	3,379	1,250	4,871	9,500
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	(196)	(439)	(5)	(640)
Net Gains on derivatives, net	-	-	-	0
Other, net	(124)	(4)	1	(127)
Segment EBITDA	$4,767	$5,856	$20,323	$30,946
Items not included in segment EBITDA				
Financial income				186
Other Financial expenses				0
Loss from discontinued operations				(543)
Consolidated EBITDA				$30,589
Adjustments:				
Non-cash gains on FFAs				0
Cash settlements on FFAs				0
Adjusted Consolidated EBITDA				$30,589

Segment operating profit to EBITDA reconciliation
ANNEX

(In $ 000's)	3Q 09	3Q 08	% Change
Net income as reported	($4,180)	$15,065	-
EPS as reported	($0.14)	$0.46	-
Adjustments			
Provision for possible penalty on UP Rubi charter	1,500		-
Income Tax on Exchange Variance Provision[1]	1,890	(3,938)	-
Adjusted Net Income	($2,290)	$11,127	
Adjusted EPS (In $)	($0.08)	$0.34

Adjusted Net Income & Adjusted EPS
to Net Income & EPS reconciliation
(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the
Offshore Supply Business.
ANNEX